Form 10-K, Exhibit 13
period 1996-12-31
UROMED CORP
filed 1997-03-31
CIK 917821

                            SELECTED FINANCIAL DATA

YEAR ENDED DECEMBER 31,                                         1992       1993        1994        1995        1996
------------------------------------------------------------  ---------  ---------  ----------  ----------  ----------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Statement of Operations Data:
Revenues....................................................  $  --      $  --      $   --      $    1,052  $    2,622
                                                              ---------  ---------  ----------  ----------  ----------
Cost and expenses:
  Cost of revenues..........................................     --         --          --           2,564       5,110
  Research and development..................................      1,088      2,753       5,796       6,821      37,597(1)
  Marketing and sales.......................................        260        504       1,417       2,169       7,276
  General and administrative................................        387        719       2,007       1,898       2,898
                                                              ---------  ---------  ----------  ----------  ----------
      Total costs and expenses..............................      1,735      3,976       9,220      13,452      52,881
                                                              ---------  ---------  ----------  ----------  ----------
Loss from operations........................................     (1,735)    (3,976)     (9,220)    (12,400)    (50,259)
Interest income, net........................................        101        268       1,610       2,688       2,599
                                                              ---------  ---------  ----------  ----------  ----------
Net loss....................................................     (1,634)    (3,708)     (7,610)     (9,712)    (47,660)
  Excess of redemption price over carrying costs of Series A
    redeemable convertible preferred stock..................     --         --            (383)     --          --
                                                              ---------  ---------  ----------  ----------  ----------
Net loss attributable to common stockholders................  $  (1,634) $  (3,708) $   (7,993) $   (9,712) $  (47,660)
                                                              ---------  ---------  ----------  ----------  ----------
                                                              ---------  ---------  ----------  ----------  ----------
Net loss per share (unaudited pro forma net loss per share
  for the years ended December 31, 1993 and 1994)...........             $    (.23) $     (.41) $     (.46) $    (1.87)
                                                              ---------  ---------  ----------  ----------  ----------
                                                              ---------  ---------  ----------  ----------  ----------
  Weighted average common shares outstanding (unaudited pro
    forma weighted average common shares outstanding for the
    years ended December 31, 1993 and 1994).................                15,800      19,566      21,262      25,544
                                                              ---------  ---------  ----------  ----------  ----------
                                                              ---------  ---------  ----------  ----------  ----------

  DECEMBER 31,                                                  1992       1993        1994        1995        1996
------------------------------------------------------------  ---------  ---------  ----------  ----------  ----------
Balance Sheet Data:
  Cash, cash equivalents and short-term investments.........  $   7,881  $  17,980  $   45,704  $   60,427  $  101,638
  Working capital...........................................      7,740     17,697      44,288      57,681      98,013
  Total assets..............................................      8,000     18,314      47,818      64,264     110,488
  Long-term debt and capital lease obligations..............         46         43          12      --          69,000
  Accumulated deficit.......................................     (2,222)    (5,929)    (13,922)    (23,634)    (71,294)
  Total stockholders' equity................................  $   7,814  $  17,874  $   45,660  $   60,092  $   35,952

------------------------

(1) Includes $30.2 million for the acquisition of the Impress Softpatch technology and related expenses.

See Note 3 to the Financial Statements.

                               UROMED CORPORATION
   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

OVERVIEW

    UroMed Corporation ("the Company"), is focused on the development, manufacture and marketing of products for the management of urological and gynecological disorders. The Company's first two products, the Reliance-Registered Trademark- Insert and the Impress-TM- Softpatch, are intended for the management of certain types of female urinary incontinence ("UI").

    The Reliance Insert was cleared by the U.S. Food and Drug Administration ("FDA") for marketing in the United States in August 1996. The Reliance Insert is a small, prescription, balloon-tipped, single-use plug designed to be inserted in the urethra and inflated to block the flow of urine from the bladder to the urethra. The Company has completed its manufacturing and marketing scale-up and began the first phase of the commercial launch of the Reliance Insert in the United States in November 1996. The Company expects commercialization of the Reliance Insert to continue in 1997. The Reliance Insert is also commercially available through the Company's European distributors in Germany, the United Kingdom, Finland, Norway, Sweden, Denmark and The Netherlands. Commercial activities in France commenced in the fourth quarter of 1996.

    The Impress Softpatch was cleared by the FDA for marketing in the United States in May 1996. The Impress Softpatch is a small, prescription, disposable adhesive patch designed to be placed externally against the urinary opening to block the leakage of urine in mild to moderate UI patients. The Company is developing a marketing plan for the commercial launch of the Impress Softpatch in the United States, which is currently expected to occur in late 1997 or early 1998. The Company is also developing the commercial manufacturing process for the Impress Softpatch.

RESULTS OF OPERATIONS

    YEARS ENDED DECEMBER 31, 1996 AND 1995--The Company had revenues of $2.6 million in 1996 compared to $1.1 million in 1995, an increase of $1.5 million or 136%. Revenues in 1996 consisted primarily of initial stocking shipments of the Reliance Insert product to the Company's three European distributors and related recognition of deferred revenue from a portion of the advance payments received upon the signing of European distributorship agreements.

    International sales of the Reliance Insert in the fourth quarter were weaker than expected as a result of lower orders from distributors due to the fact that they had adequate inventories already in place. The Company expects that international sales of the Reliance Insert will be minimal for at least the first half of 1997 due to distributors expected sales volume in relation to their inventory levels. The Company believes that international revenue will not be more than 10-15% of expected 1997 revenue.

    Due to the timing and targeted nature of the U.S. launch in the fourth quarter of 1996, U.S. sales of the Reliance Insert did not contribute significantly to fourth-quarter revenues. As of February 1997, as a result of the first phase of the U.S. launch, the Company has trained over 1,000 physicians, primarily urologists. The Company is commencing the second phase of the U.S. launch which will involve calling on gynecologists and initiating a public relations campaign to patients and physicians. Since the Company believes that demand for the Reliance Insert will be patient driven, it believes that sales of the Reliance Insert in the U.S. will be immaterial during at least the first two quarters of 1997 or until this next phase has been executed.

    Revenue in 1995 was the result of initial stocking shipments, beginning in August 1995, of the Reliance Insert to the Company's European distributors, primarily E. Tosse for the German launch.

    Cost of revenues were $5.1 million for 1996 compared to $2.6 million for 1995, an increase of $2.5 million or 96% over 1995. These costs significantly exceeded product revenue for the periods due to the current level of variable product costs as well as the Company's manufacturing-related overhead costs, relative to the low start-up volume of production in the periods. The Company expects negative or low gross margins for the near term and, accordingly, has considered this in its valuation of inventory. There can be no assurance that the Company will ever realize sufficient production volumes or otherwise reduce its manufacturing costs in order to raise gross margins. In addition, the Company expects to increase future facilities spending in order to accommodate changes in, as well as increases to, its manufacturing space for both the Reliance Insert and the Impress Softpatch.

Management's Discussion and Analysis of Financial Condition and results of operations

    Research and development expenses increased by $30.8 million, or 453%, to $37.6 million in 1996 as compared to $6.8 million in 1995. The increase was primarily the result of the acquisition of the Impress Softpatch and related technology in May 1996 (see Note 3 of Notes to Financial Statements) which has been accounted for as purchased in-process research and development and, as a result, the purchase price of $30.0 million and related expenses of $0.2 million was expensed as research and development in 1996. Before this charge, research and development expenses increased by $0.6 million or 9% to $7.4 million in 1996 as compared to $6.8 million in 1995. The increase in research and development costs was primarily due to additional engineering personnel and research projects, outside consulting services and increased clinical study costs. Partially offsetting this increase, manufacturing spending relating to the Reliance Insert, starting in the third quarter of 1995, is now being included in cost of revenues due to the Company's transition from the development stage to the commencement of commercial product manufacturing. The Company anticipates increased expenditures in manufacturing and research and development as it continues with the process development and scale-up for the Impress Softpatch. In 1997, the Company anticipates it will continue to increase research and development spending relating to its existing products and potential new products, including development and clinical testing of other urological and gynecological products.

    Marketing and sales expenses increased by $5.1 million or 232% to $7.3 million in 1996 as compared to $2.2 million in 1995. This increase was the result of expenditures incurred in connection with the U.S. launch of the Reliance Insert including hiring marketing and sales personnel, preparations for an advertising campaign, marketing consulting fees, public relations activities, sales training, exhibit costs and market research. The Company anticipates increased expenditures on sales and marketing as it continues with the commercialization of the Reliance Insert in the United States and Europe and commercialization activities for the Impress Softpatch.

    General and administrative expenses increased $1.0 million or 53% to $2.9 million in 1996 as compared to $1.9 million in 1995. The increase is attributable to hiring additional administrative personnel, and increased systems, consulting and legal expenses.

    Interest income increased by $0.8 million or 30% to $3.5 million in 1996 as compared to $2.7 million in 1995. The increase was attributable to significantly higher interest bearing cash equivalents and short-term investments during 1996 as a result of the completion of a public offering of the Company's common stock in the fourth quarter of 1995 and the issuance of the Company's 6% Convertible Subordinated Notes due October 15, 2003 (the "Convertible Notes") in the fourth quarter of 1996, partially offset by lower interest rates on investments in 1996.

    Interest expense increased from $0.0 million in 1995 to $0.9 million in 1996 as a result of the issuance of the Convertible Notes in October 1996.

    Net losses were $47.7 million in 1996 and $9.7 million in 1995. Before the charge for acquired technology mentioned above, net losses for 1996 and 1995 were $17.5 million and $9.7 million, respectively.

    YEARS ENDED DECEMBER 31, 1995 AND 1994 --The Company had revenues of $1.1 million for 1995 and no revenues in 1994. Revenue was the result of shipments, beginning in August 1995, of the Reliance Insert to the Company's European distributors, primarily E. Tosse for the German launch.

    Cost of revenues significantly exceeded product revenue during 1995 due to the current level of variable product costs as well as the Company's manufacturing related overhead costs, relative to the low start-up volume of production in the year.

    Research and development expenses increased by 17% to $6.8 million in 1995 as compared to $5.8 million in 1994. The increase in research and development costs was due primarily to the hiring of additional engineering personnel, facilities costs, clinical trial costs, regulatory consulting fees and patent fees. The Company also incurred expenses in the research and development of additional products for the management of UI and other urological and gynecological disorders. Partially offsetting these increases, starting in the third quarter of 1995, manufacturing spending is included in cost of revenues due to the Company's transition from the development stage to the commencement of commercial product manufacturing.

    Management's Discussion and Analysis of Financial Condition and results of operations

    Marketing and sales expenses increased by 57% to $2.2 million in 1995 as compared to $1.4 million in 1994. This increase was mainly the result of the payment of consulting fees in connection with the establishment of distribution agreements in Europe, together with increases in product literature development, public relations and personnel costs, including the hiring of a Vice President of Marketing and Sales, which were partially offset by reductions in other marketing consulting costs.

    General and administrative expenses decreased by 5% to $1.9 million in 1995 as compared to $2.0 million in 1994. The decrease in general and administrative expenses was primarily attributable to lower allocated facilities costs, partially offset by an increase in personnel and costs associated with being a public company.

    Interest income increased by 69% to $2.7 million in 1995, as compared to $1.6 million in 1994. The increase was attributable to the significant increase in the Company's interest-bearing cash equivalents and short-term investments as a result of the initial public offering of the Company's common stock in March 1994 and the Company's additional public offering in November 1995 as well as an increase in interest rates during this year.

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 1996, the Company had cash, cash equivalents and short-term investments of $101.6 million, an increase of $41.2 million from $60.4 million at December 31, 1995. At December 31, 1996, the Company's funds were invested in U.S. government obligations, corporate debt obligations and money market funds.

    Net cash used in operating activities was $22.5 million during the year ended December 31, 1996 primarily due to the net loss for the year which was partially offset by non-cash expenses of $24.3 million. In addition, accounts receivable decreased by $0.2 million due to lower sales occurring near the end of the quarter ended December 31, 1996 compared to the quarter ended December 31, 1995. Inventories increased by $0.4 million for the U.S. launch of the Reliance Insert. Prepaid expenses and other current assets increased by $0.3 million as the result of an increase in interest receivable on cash, cash equivalents and short-term investments. Accounts payable and related accrued expenses together increased by $2.5 million primarily as a result of expenses incurred in the launch of the Reliance Insert product, conducting clinical studies and interest accrued on the Convertible Notes. Deferred revenue decreased by $1.1 million as a portion of the advance payments received upon the signing of European distributorship agreements were recognized as revenue as commercial quantities of product were shipped to the distributors.

    Net cash used in investing activities was $16.6 million during the year ended December 31, 1996. Short-term investments increased by $14.0 million due to moving cash and cash equivalents into investments with longer maturities. Fixed assets increased by $2.6 million primarily as a result of the purchase of information systems, milestone payments made on additional automated assembly and packaging equipment and purchases of other machinery and equipment. At December 31, 1996, the Company had outstanding commitments of approximately $5.0 million for the purchase of automated assembly and packaging equipment for the Impress Softpatch and other machinery and equipment, against which advance and milestone payments of $0.5 million have already been made.

    Net cash provided by financing activities was $66.4 million during the year ended December 31, 1996. On October 15, 1996, the Company completed the sale of $69.0 million of its Convertible Notes. Net proceeds to the Company were $66.2 million. The Company also received $0.2 million of proceeds from the exercise of stock options and from purchases under the Company's employee stock purchase plan.

    The Company believes that available cash, cash equivalents and short-term investments will be sufficient to meet the Company's operating expenses and capital requirements for the foreseeable future. The Company's future liquidity and capital requirements depend on numerous factors, including, but not limited to, development of the Company's marketing capability, market acceptance of the Reliance Insert and Impress Softpatch products, the uncertainty of medical reimbursement, development of the Company's manufacturing capability and achieving acceptable cost of production, the uncertain protection afforded the Company by its intellectual property and patents relating to the Reliance Insert and Impress Softpatch, the development status of other potential products, potential acquisitions and other potential strategic product opportunities. There can be no assurance that the Company will not require additional financing or that, if required, such financing will be available on terms acceptable to the Company.

Management's Discussion and Analysis of Financial Condition and results of operations

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

    Certain statements contained in this Annual Report may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding (i) the planned progression of the Company's commercialization strategies for the Reliance Insert and Impress Softpatch, including the timing and extent of initial sales in the United States and abroad, (ii) the planned increases in manufacturing capacity for the Reliance Insert and Impress Softpatch, including the timing and extent of expenditures needed for capital equipment and inventory production, (iii) consumer acceptance of the use of the Reliance Insert and Impress Softpatch as strategies for the self-care of UI and the size and accessibility of the Company's target markets, (iv) the Company's expectations regarding its research and development and in-licensing activities, (v) the Company's planned uses for its cash and other liquid resources and (vi) the extent of future revenues, expenses and results of operations and the sufficiency of the Company's financial resources to meet planned operational costs and other expenditure needs. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, many of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of certain factors, including those described below:

    - The uncertainty that the Reliance Insert and the Impress Softpatch will gain market acceptance either among physicians or UI sufferers in the United States or in Europe and the risk that the adverse effects experienced by some of the parties enrolled in clinical trials of the Company's Reliance Insert will be more prevalent in widespread consumer use of such products and that such effects will affect the market acceptance of these products.

    - The dependence by the Company on the success of two products, the Reliance Insert and the Impress Softpatch, neither of which have been widely marketed.

    - The uncertainty that the Company will be able to develop the ability to produce commercial quantities of its products and produce such quantities at an acceptable cost.

   - The uncertainty that the Company will be able to develop an effective sales force and implement a successful marketing plan for the Reliance Insert and the Impress Softpatch in the United States.

    - The Company's dependence on others for raw materials and certain components of its products, including certain materials available only from single sources.

    - The effect of competing products and surgical and non-surgical alternative treatments for incontinence.

    - The uncertainty that the Company will be able to develop an effective distribution network and implement a successful distribution strategy for the Company's products in the United States, Europe and elsewhere.

    - The uncertain protection afforded the Company by its patents and other intellectual property relating to the Reliance Insert and the Impress Softpatch.

    - The uncertainty whether the Company will be able to achieve medical reimbursement for the Reliance Insert or the Impress Softpatch in the United States or in all the European markets targeted for the Company's products.

    - The uncertainty whether the Company will be able to manufacture, market and sell its products at prices that permit it to achieve satisfactory margins in the production and marketing of its products.

    - Risks relating to FDA or other governmental oversight of the Company's operations, including the possibility that the FDA could impose costly additional labeling requirements on, or restrict the marketing of, the Company's products, or suspend operations at one or more of the Company's facilities.

      Other relevant risks are described in the Company's Current Report on Form 8-K, filed January 31, 1997, under the headings "Forward-Looking Statements and Associated Risks" and "Risk Factors," which are incorporated herein by reference.

                                 BALANCE SHEET


DECEMBER 31,                                                                                   1995        1996
------------------------------------------------------------------------------------------  ----------  ----------
(IN THOUSANDS, EXCEPT SHARE RELATED DATA)
ASSETS
Current assets:
  Cash and cash equivalents...............................................................  $   18,165  $   45,556
  Short-term investments..................................................................      42,262      56,082
  Accounts receivable, net of allowance for uncollectible accounts of $21 and $36 in 1995
    and 1996, respectively................................................................         275          70
  Inventories.............................................................................         230         587
  Prepaid expenses and other assets.......................................................         921       1,254
                                                                                            ----------  ----------
      Total current assets................................................................      61,853     103,549
Fixed assets, net.........................................................................       2,042       3,962
Other assets..............................................................................         369       2,977
                                                                                            ----------  ----------
                                                                                            $   64,264  $  110,488
                                                                                            ----------  ----------
                                                                                            ----------  ----------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................................................  $      355  $      713
  Accrued expenses........................................................................       2,055       4,216
  Deferred revenue........................................................................       1,750         607
  Capital lease obligations...............................................................          12      --
                                                                                            ----------  ----------
      Total current liabilities...........................................................       4,172       5,536
                                                                                            ----------  ----------
Convertible subordinated notes............................................................      --          69,000
                                                                                            ----------  ----------
Commitments (Note 12)
Stockholders' equity:
  Preferred stock, $.01 par value; 500,000 shares authorized; none issued.................      --          --
  Common stock, no par value; 50,000,000 shares authorized; 23,975,612 and 26,446,257
    shares issued and outstanding at December 31, 1995 and 1996, respectively.............      83,537     106,739
  Additional paid-in capital..............................................................         302         753
  Net unrealized gain (loss) on investments available-for-sale............................         160         (31)
  Deferred compensation...................................................................        (273)       (215)
  Accumulated deficit.....................................................................     (23,634)    (71,294)
                                                                                            ----------  ----------
      Total stockholders' equity..........................................................      60,092      35,952
                                                                                            ----------  ----------
                                                                                            $   64,264  $  110,488
                                                                                            ----------  ----------
                                                                                            ----------  ----------

The accompanying notes are an integral part of the financial statements.

                            STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,                                                            1994        1995        1996
-------------------------------------------------------------------------------  ---------  ----------  ----------

(IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.......................................................................  $  --      $    1,052  $    2,622
                                                                                 ---------  ----------  ----------
Costs and expenses:
  Cost of revenues.............................................................     --           2,564       5,110
  Research and development.....................................................      5,796       6,821      37,597
  Marketing and sales..........................................................      1,417       2,169       7,276
  General and administrative...................................................      2,007       1,898       2,898
                                                                                 ---------  ----------  ----------
      Total costs and expenses.................................................      9,220      13,452      52,881
                                                                                 ---------  ----------  ----------
Loss from operations...........................................................     (9,220)    (12,400)    (50,259)
Interest income................................................................      1,622       2,692       3,462
Interest expense...............................................................        (12)         (4)       (863)
                                                                                 ---------  ----------  ----------
Net loss.......................................................................     (7,610)     (9,712)    (47,660)
Excess of redemption price over carrying cost of Series A redeemable
  convertible preferred stock..................................................       (383)     --          --
                                                                                 ---------  ----------  ----------
Net loss attributable to common stockholders...................................  $  (7,993) $   (9,712) $  (47,660)
                                                                                 ---------  ----------  ----------
                                                                                 ---------  ----------  ----------
Net loss per share (unaudited pro forma net loss per share for the year ended
  December 31, 1994)...........................................................  $    (.41) $     (.46) $    (1.87)
                                                                                 ---------  ----------  ----------
                                                                                 ---------  ----------  ----------
Weighted average common shares outstanding (unaudited pro forma weighted
  average common shares outstanding for the year ended December 31,1994).......     19,566      21,262      25,544
                                                                                 ---------  ----------  ----------
                                                                                 ---------  ----------  ----------

The accompanying notes are an integral part of the financial statements.

                   STATEMENT OF STOCKHOLDERS' EQUITY



                                                      SERIES B, C AND D       SERIES A REDEEMABLE
                                                         CONVERTIBLE              CONVERTIBLE
                                                       PREFERRED STOCK          PREFERRED STOCK
                                                     ----------------------  ------------------------
FOR THE THREE                                        NUMBER                   NUMBER
YEARS IN THE PERIOD                                    OF       CARRYING        OF        CARRYING
ENDED DECEMBER 31, 1996                              SHARES       VALUE       SHARES        VALUE
---------                                            ---------  -----------  -----------  -----------
                                                          (IN THOUSANDS, EXCEPT SHARE RELATED DATA)


Balance, December 31, 1993...............            6,132,178   $  22,599        9,580    $     958
Issuance of common stock upon exercise
  of stock options and warrants..........
Redemption of Series
  A redeemable convertible
  preferred stock.......                                                         (9,580)        (958)
Issuance of common stock pursuant to
  initial public offering, net of stock
  issuance costs of $3,300,000...........
Conversion of preferred stock to common
  stock pursuant to initial public
  offering...............................           (6,132,178)    (22,599)
Net unrealized loss on investments
  available-for-sale.....................
Net loss...............
                                                    -----------  -----------      -----------    -----
Balance, December 31, 1994...............                --          --                --          --
Issuance of common stock for services....
Issuance of common stock upon exercise
  of stock options.......................
Issuance of common stock pursuant
  to follow-on public offering, net of
  stock issuance costs of $1,795,750.....
Issuance of common stock under employee
  stock purchase plan....................
Net unrealized gain on investments
  available-for-sale.....................
Deferred compensation related to
  employee common stock options granted..
Amortization of deferred compensation....
Net loss.................................
                                                    ---------  -----------      -----------    -----
Balance, December 31, 1995...............               --          --               --          --
Issuance of common stock in connection
  with acquisition of technology.........
Issuance of common stock options for
  services...............................
Issuance of common stock upon exercise
  of stock options.......................
Issuance of common stock under employee
  stock purchase plan....................
Net unrealized loss on investments
  available-for-sale.....................
Amortization of deferred compensation....
Net loss.................................
                                                     ---------  -----------      -----------    -----
Balance, December 31, 1996...............                --       $  --                --        $ --
                                                     ---------  -----------      -----------     -----
                                                     ---------  -----------      -----------     -----


                                      20







                                              NET
                                           UNREALIZED
     COMMON STOCK                          GAIN (LOSS)
----------------------                         ON
   NUMBER                  ADDITIONAL      INVESTMENTS                                             TOTAL
     OF       CARRYING       PAID-IN        AVAILABLE-             DEFERRED        ACCUMULATED   STOCKHOLDERS'
   SHARES       VALUE        CAPITAL        FOR-SALE            COMPENSATION        DEFICIT        EQUITY
 ---------  -----------  -------------  ---------------      -----------------  -------------  -------------
                                 (IN THOUSANDS, EXCEPT SHARE RELATED DATA)

 5,342,518  $   236           $10                                                  $  (5,929)     $  17,874

   275,148       51                                                                                      51


                                                                                        (383)        (1,341)


 5,000,000   36,700                                                                                  36,700


10,093,510   22,599                                                                                     --

                                                 $(15)                                                 (15)
                                                                                      (7,610)       (7,610)
----------  --------      -------               ------            ------         -------------  -------------
20,711,176   59,586            10                 (15)                --             (13,922)       45,659
    79,637      653                                                                                    653

   403,199       73                                                                                     73


 2,775,000   23,179                                                                                 23,179

     6,600       46                                                                                     46

                                                  175                                                  175

                              292                                   $(292)                              --
                                                                       19                               19
                                                                                     (9,712)        (9,712)
----------  --------      -------               -----              ------        -------------  -------------
23,975,612   83,537           302                 160                (273)          (23,634)        60,092

 2,335,026   23,000                                                                                 23,000

                              451                                                                      451

  123,185        89                                                                                     89

   12,434       113                                                                                    113

                                                (191)                                                 (191)
                                                                        58                              58
                                                                                    (47,660)       (47,660)
----------  --------      -------               -----                ------      --------------  -------------
26,446,257  $106,739         $753                $(31)               $(215)        $(71,294)       $35,952
----------  --------      -------               -----                ------      --------------  -------------
----------  --------      -------               -----                ------      --------------  -------------



      The accompanying notes are an integral part of the financial statements.

                            STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,                                                            1994        1995        1996
-------------------------------------------------------------------------------  ---------  ----------  ----------
                                                                                          (IN THOUSANDS)
Increase (Decrease) in Cash and Cash Equivalents
Cash flows from operating activities:
  Net loss.....................................................................  $  (7,610) $   (9,712) $  (47,660)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization..............................................        179         406         867
    Issuance of common stock in connection with acquisition of technology......     --          --          23,000
    Issuance of common stock and stock options for services....................        175         478         451
    Changes in assets and liabilities:
      Decrease (increase) in accounts receivable...............................     --            (275)        205
      Increase in inventories..................................................     --            (229)       (357)
      Increase in prepaid expenses and other assets............................       (617)       (191)       (333)
      Increase in accounts payable and accrued expenses........................      1,097         970       2,519
      Decrease (increase) in deferred revenue..................................        500       1,250      (1,143)
                                                                                 ---------  ----------  ----------
        Net cash used in operating activities..................................     (6,276)     (7,303)    (22,451)
                                                                                 ---------  ----------  ----------
Cash flows from investing activities:
  (Purchases) sales of short-term investments, net.............................     12,465     (38,716)    (14,011)
  Purchases of fixed assets....................................................       (906)     (1,486)     (2,647)
  (Increase) decrease in other assets..........................................       (436)         72          75
                                                                                 ---------  ----------  ----------
      Net cash provided by (used in) investing activities......................     11,123     (40,130)    (16,583)
                                                                                 ---------  ----------  ----------
Cash flows from financing activities:
  Proceeds from issuance of convertible subordinated notes, net of issuance
    costs......................................................................     --          --          66,235
  Principal payments on capital lease obligations..............................        (53)        (31)        (12)
  Redemption of Series A redeemable preferred stock............................     (1,341)     --          --
  Proceeds from issuance of common stock, net of issuance costs................     36,751      23,297         202
                                                                                 ---------  ----------  ----------
      Net cash provided by financing activities................................     35,357      23,266      66,425
                                                                                 ---------  ----------  ----------
Net increase (decrease) in cash and cash equivalents...........................     40,204     (24,167)     27,391
Cash and cash equivalents, beginning of period.................................      2,128      42,332      18,165
                                                                                 ---------  ----------  ----------
Cash and cash equivalents, end of period.......................................  $  42,332  $   18,165  $   45,556
                                                                                 ---------  ----------  ----------
                                                                                 ---------  ----------  ----------
Supplemental disclosure of cash flow information:
  Interest paid................................................................  $      12  $        4  $        1


The accompanying notes are an integral part of the financial statements.

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

    UroMed Corporation, a Massachusetts corporation, was incorporated in October 1990 to develop, manufacture and market products for the management of urological and gynecological disorders.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation --The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Cash Equivalents and Short-Term Investments --The Company accounts for investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), which requires that investments in debt and equity securities be classified as trading, available-for-sale or held-to-maturity. Except for those debt securities classified as held-to-maturity, securities are reported in the balance sheet at fair value. Held-to-maturity securities are reported in the balance sheet at amortized cost. Any unrealized gains and losses on trading or available-for-sale securities are included in current period earnings or are reported as a separate component of stockholders' equity, respectively. Upon the sale of securities (the cost of which are based upon the specific identification method), realized gains and losses are reported in the statement of operations. At December 31, 1995 and 1996, all of the Company's investments are classified as available-for-sale.

    The Company invests its excess cash primarily in securities of U.S. government agencies, high grade corporate debt obligations and money market funds. These investments are subject to minimal credit and market risks. The Company considers investments with original maturities of three months or less to be cash equivalents. All other investments are classified as short-term investments as they are highly liquid and are available to meet working capital needs.

    Revenue Recognition -- Revenue from product sales is recorded upon shipment of product to the customer. The Company accrues anticipated product warranty costs at that time.

    Deferred revenue represents fees received by the Company upon the execution of distribution agreements. Initially, these fees were refundable under certain conditions and, accordingly, upon receipt they were classified as deferred revenue. As these amounts become non-refundable, they are recognized as revenue over a period approximating one year, as commercial quantities of product are shipped to the distributors.

    Concentration of Credit Risk and Major Customers -- At December 31, 1996, the Company's accounts receivable are predominantly from its European distributors, potentially exposing the Company to concentration of credit risk. Management regularly monitors the financial condition of its customers and believes that it has adequately provided for any exposure to potential credit losses. The Company does not require collateral.

    During the year ended December 31, 1996, revenues from the Company's distributor for Scandinavia, the United Kingdom and The Netherlands represented 63% of total revenues and revenues from the Company's distributor for Germany represented 34% of total revenues. During the year ended December 31, 1995, revenues from the Company's distributor for Germany represented 87% of total revenues.

    Inventories -- Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out method. Cost includes material, labor and manufacturing overhead.

    Fixed Assets -- Fixed assets are recorded at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are depreciated using the straight-line method, over their estimated useful lives or the term of the lease, if shorter. Additions, renewals and betterments are capitalized. Repair and maintenance costs are expensed as incurred.

    Financing Costs -- Deferred financing costs, which are included in other assets, are being amortized over the seven year life of the Company's 6% Convertible Subordinated Notes using the straight-line method, which approximates the interest method. Unamortized costs at December 31, 1996 are $2,683,000.

    Net Loss Per Share and Unaudited Pro Forma Net Loss Per Share -- Net loss per share is determined by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. All common stock equivalent shares from stock options have been excluded from the calculation of weighted average number of common shares outstanding since their inclusion would be antidilutive. Net loss per share was $.46 per share for the year ended December 31, 1994.

    Unaudited pro forma net loss per share is determined by dividing net loss attributable to common stockholders by the pro forma weighted average number of common shares outstanding during the period. Unaudited pro forma net loss per share reflects the conversion of the Series B, C and D convertible preferred stock that occurred upon, and the redemption of the Series A convertible preferred stock that occurred before the close of, the Company's initial public offering of common stock, using the if-converted method.

                         NOTES TO FINANCIAL STATEMENTS

    Reclassifications -- Certain prior year amounts have been reclassified to conform to the current year financial statement presentation. The reclassifications had no impact on net loss for these years.

    Accounting for Stock-Based Compensation -- In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company adopted this standard during the year ended December 31, 1996 through disclosure only.

3. ACQUISITION OF TECHNOLOGY

    On May 9, 1996, the Company acquired all of the incontinence technology of the ASI Liquidating Trust, the successor to Advanced Surgical Intervention, Inc., including the Miniguard-TM- Patch, an FDA-cleared prescription adhesive patch placed externally against the urethral opening to help block leakage in women with mild to moderate stress urinary incontinence. The Company purchased the Miniguard Patch technology for $30.0 million, consisting of $7.0 million in cash and common stock valued at $23.0 million. The value of the common stock issued was based on the market value of the common stock for the five day period preceding the transaction. The acquisition of this incontinence technology has been accounted for as purchased in-process research and development and, as a result, the purchase price and related expenses of $0.2 million were charged to operations in the second quarter of 1996.

4. INVESTMENTS

    Following is a summary of available-for-sale investments, by balance sheet classification (in thousands):

                                                                                   UNREALIZED
                                                               AMORTIZED     ----------------------
                                                                  COST          GAINS      LOSSES    FAIR VALUE
                                                             --------------  -----------  ---------  -----------
December 31, 1996:
Cash equivalents:
  Corporate debt obligations...............................  $       38,741   $      --   $      --  $    38,741
  Money market funds.......................................           6,003          --          --        6,003
                                                             --------------         ---   ---------  -----------
                                                             $       44,744   $      --   $      --  $    44,744
                                                             --------------         ---   ---------  -----------
                                                             --------------         ---   ---------  -----------
Short-term investments:
  U.S. Government obligations..............................  $       17,263          --   $     (24) $    17,239
  Corporate debt obligations...............................          38,850          --          (7)      38,843
                                                             --------------         ---   ---------  -----------
                                                             $       56,113   $      --   $     (31) $    56,082
                                                             --------------         ---   ---------  -----------
                                                             --------------         ---   ---------  -----------
December 31, 1995:
Cash equivalents:
  Money market funds.........................................  $     17,859   $      --   $      --  $    17,859
                                                             --------------         ---   ---------  -----------
                                                             --------------         ---   ---------  -----------
Short-term investments:
  U.S. Government obligations..............................  $       20,114   $      57   $      --  $    20,171
  Corporate debt obligations...............................          21,988         103          --       22,091
                                                             --------------         ---   ---------  -----------
                                                             $       42,102   $     160   $      --  $    42,262
                                                             --------------         ---   ---------  -----------
                                                             --------------         ---   ---------  -----------


    At December 31, 1996, the fair value of short-term investments having contractual maturities of one year or less totaled $25,733,000 and the fair value of short-term investments with contractual maturities greater than one year but less than two years totaled $30,349,000. The proceeds from sales of securities amounted to approximately $12,189,000 and $15,853,000 for the years ended December 31, 1995 and 1996, respectively. Gross realized gains and losses on these sales were not significant.

5. INVENTORIES

    Inventories consist of the following (in thousands):

DECEMBER 31,                                                                      1995       1996
------------------------------------------------------------------------------  ---------  ---------
Raw materials.................................................................  $     218  $     279
Work in process...............................................................         12        112
Finished goods................................................................         --        196
                                                                                ---------  ---------
                                                                                $     230  $     587
                                                                                ---------  ---------
                                                                                ---------  ---------

6. FIXED ASSETS

    Fixed assets consist of the following (in thousands):

                                                                                                     DECEMBER 31,
                                                                                    USEFUL LIFE  --------------------
                                                                                     IN YEARS      1995       1996
                                                                                    -----------  ---------  ---------
Machinery and equipment...........................................................         3-4   $   1,272  $   1,756
Computer and office equipment.....................................................         3-4         530      2,733
Leasehold improvements............................................................           7         384        384
Machinery and equipment not yet placed in service.................................          --         533        492
                                                                                                -----------  ---------
                                                                                                     2,719       5,365
Less--Accumulated depreciation and amortization...................................                     677       1,403
                                                                                                -----------  ---------
                                                                                                 $   2,042   $   3,962
                                                                                                -----------  ---------
                                                                                                -----------  ---------
Fixed assets related to equipment held under capital leases.......................               $      60   $      --
Related accumulated amortization on fixed assets under capital leases.............               $      50   $      --
Amortization expense for fixed assets under capital leases........................               $      31   $      10

7. ACCRUED EXPENSES

    Accrued expenses consist of the following (in thousands):

DECEMBER 31,                                                                   1995       1996
---------------------------------------------------------------------------  ---------  ---------
Clinical trials............................................................  $     482  $     631
Professional fees..........................................................        313        574
Interest...................................................................         --        863
Employee related...........................................................         55        520
Product related............................................................          5        362
Other......................................................................      1,200      1,266
                                                                             ---------  ---------
                                                                             $   2,055  $   4,216
                                                                             ---------  ---------
                                                                             ---------  ---------

                         NOTES TO FINANCIAL STATEMENTS

8. CONVERTIBLE SUBORDINATED NOTES

    On October 15, 1996, the Company completed the sale of $69.0 million of its 6% Convertible Subordinated Notes due October 15, 2003 (the "Notes"), to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933 and to foreign investors. The Notes are convertible at any time into shares of common stock of the Company at a conversion price of $13.281 per share, subject to adjustment under certain circumstances. Interest on the Notes is payable each year on April 15 and October 15, commencing on April 15, 1997 unless previously converted or repurchased. The Notes are redeemable at the option of the Company on or after October 15, 1999, at specified redemption prices plus accrued and unpaid interest to the date of redemption. The Notes are unsecured obligations of the Company and subordinated to all other Senior Debt (as defined) of the Company.

9. STOCKHOLDERS' EQUITY

    Preferred Stock -- On February 23, 1994, the Company redeemed all of the outstanding shares of its Series A redeemable convertible preferred stock (par value $100) at a redemption price of $140 per share. On March 16, 1994, the effective date of the Company's initial public offering, each share of the Company's Series B, C and D preferred stock was automatically converted into
1.646 shares of common stock.

    The Company has authorized 500,000 shares of $.01 par value preferred stock, of which none have been issued at December 31, 1996. Preferred stock may be issued at the discretion of the Board of Directors of the Company with such designations, rights and preferences as the Board of Directors may in its discretion determine. Upon issuance, the preferred stock may include, among other things, extraordinary dividend, redemption, conversion, voting or other rights which may adversely affect the holders of the common stock.

    Common Stock -- On January 14, 1994, the Board of Directors authorized a 1.646-for-1 stock split of the Company's common stock in the form of a stock dividend. The stock split was effective on January 19, 1994. All common stock, options and warrants and per share amounts included in the accompanying financial statements have been adjusted to give retroactive effect to the common stock split.

    On March 16, 1994, the Company completed an initial public offering of 5,000,000 shares of its common stock at a price of $8.00 per share. The net proceeds to the Company were approximately $36,700,000.

    On November 13, 1995, the Company completed a follow-on public offering of 2,775,000 shares of its common stock at a price of $9.00 per share (including the exercise of the underwriter's overallotment option). The net proceeds to the Company were approximately $23,179,000.

    During the year ended December 31, 1995, the Company issued 79,637 shares of its common stock in exchange for negotiation services provided by an investment banking firm in connection with the execution of European distribution agreements.

    At December 31, 1996, the Company has reserved 2,330,612 shares of common stock for issuance pursuant to exercise of common stock options granted under the Stock Option Plan, 280,966 shares of common stock for issuance under the Employee Stock Purchase Plan, and 5,195,391 shares for issuance upon conversion of the 6% Convertible Subordinated Notes.

10. EMPLOYEE BENEFIT PLANS

    Stock Option Plan -- On June 7, 1991, the Company adopted the 1991 Stock Option Plan (the "Plan") which provides for the granting of either incentive stock options or non-statutory stock options to employees, officers, directors and consultants of the Company. The Plan, as amended, allows for a maximum of 3,200,000 shares of common stock to be issued.

    The exercise price of any incentive stock option shall not be less than the fair value of the stock on the date of grant or less than 110% of the fair value in the case of optionees holding more than 10% of the total combined voting power of all classes of stock of the Company. Options under the Plan are exercisable over periods determined by the Board of Directors, not to exceed 10 years from the date of grant, except for incentive stock options granted to optionees holding more than 10% of the total combined voting power of all classes of stock, which must be within five years.

    Under the Plan, non-employee directors of the Company will receive options to purchase 20,000 shares of common stock upon their election to the Board of Directors and, after having served on the Board of Directors for one year, options to purchase 750 shares of common stock on a quarterly basis, up to a maximum of 24 grants. All of these option grants are exercisable over a 10 year period and must have an exercise price equal to the fair market value of the shares on the grant date.

                         NOTES TO FINANCIAL STATEMENTS

    Option activity for the years ended December 31, 1994, 1995 and 1996 is summarized as follows:

                                              1994                            1995                       1996
                                --------------------------------  ----------------------------  -----------------------
                                                    WEIGHTED                        WEIGHTED                 WEIGHTED
                                                     AVERAGE                         AVERAGE                  AVERAGE
                                                    EXERCISE                        EXERCISE                 EXERCISE
YEAR ENDED DECEMBER 31,             SHARES            PRICE           SHARES          PRICE       SHARES       PRICE
------------------------------  ---------------  ---------------  ---------------  -----------  ----------  -----------
Outstanding at beginning of
  period......................       1,376,633   $          0.24        1,394,005   $    1.19    1,268,523   $    3.11
    Granted...................         331,695   $          4.20          319,650   $    7.67      461,975   $   10.25
    Canceled..................         (70,079)  $          0.56          (41,933)  $    2.09      (60,455)  $    6.51
    Exercised.................        (244,244)  $          0.11         (403,199)  $    0.18     (123,185)  $    0.72
                                ---------------                   ---------------               ----------
Outstanding at end of
  period......................        1,394,005  $          1.19        1,268,523   $    3.11    1,546,858   $    5.31
                                ---------------                   ---------------               ----------
                                ---------------                   ---------------               ----------
Options exercisable at end of
  period......................          631,471  $          0.40          471,803   $    0.67      598,431     $  1.39
                                ---------------                   ---------------               ----------
                                ---------------                   ---------------               ----------
Weighted average fair value of
  options granted during the
  period......................                                    $          4.68               $     6.73
                                                                  ---------------               ----------
                                                                  ---------------               ----------

    At December 31, 1996, options to purchase 783,754 shares of common stock were available for future grants under the Plan.

    The following table summarizes information about employee and director stock options outstanding at December 31, 1996:

                                                            OPTIONS OUTSTANDING
                                              ------------------------------------------------
                                                                      WEIGHTED
                                                    NUMBER             AVERAGE          WEIGHTED
                                                OUTSTANDING AT        REMAINING          AVERAGE
RANGE OF EXERCISE PRICES                      DECEMBER 31, 1996    CONTRACTUAL LIFE   EXERCISE PRICE
--------------------------------------------  ------------------  ------------------  ---------------
$0.01 to $0.91..............................            570,500            6.0          $    0.33
$3.04 to $9.88..............................            580,558            8.0          $    5.91
$10.00 to $13.88............................            395,800            9.1          $   11.60
                                              ------------------
Total.......................................          1,546,858
                                              ------------------
                                              ------------------

                                                                             OPTIONS EXERCISABLE
                                                                       --------------------------------
                                                                            NUMBER            WEIGHTED
RANGE OF EXERCISE PRICES                                                EXERCISABLE AT        AVERAGE
                                                                       DECEMBER 31, 1996   EXERCISE PRICE
---------------------------------------------------------------------  ------------------  --------------
$0.01 to $0.91.......................................................           473,251      $    0.31
$3.04 to $9.88.......................................................           109,430      $    4.48
$10.00 to $13.88.....................................................            15,750      $   12.27
                                                                       ------------------
Total................................................................           598,431
                                                                       ------------------
                                                                       ------------------

    Fair Value Disclosures -- As discussed in Note 2, the Company has elected to adopt SFAS 123 through disclosure only. Had compensation cost for the Company's option plans been determined based on the fair value at the grant dates, as prescribed by SFAS 123, the Company's net loss and net loss per share would have been as follows (in thousands, except per share data):

YEAR ENDED DECEMBER 31,                                                     1995          1996
------------------------------------------------------------------------  ---------    ----------
Net loss:
  As reported...........................................................    ($9,712)   ($47,660)
  Pro forma.............................................................    ($9,912)   ($48,620)
Net loss per share:
  As reported...........................................................    ($ 0.46)   ($  1.87)
  Pro forma.............................................................    ($ 0.47)   ($  1.90)

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes model with the following assumptions used for grants during the applicable period: dividend yield of 0.0% for both periods; risk-free interest rates of 5.5% to 6.7% for options granted during the year ended December 31, 1995 and 5.8% to 6.8% for options granted during the year ended December 31, 1996; expected option terms of .3 years to 5.8 years for both periods; and a volatility of .60 for both periods.

                         NOTES TO FINANCIAL STATEMENTS

    Employee Stock Purchase Plan -- On May 19, 1995, the shareholders of UroMed approved the 1995 Employee Stock Purchase Plan. This plan provides for the purchase by employees of up to 300,000 shares of common stock at 85% of the fair market value on the first or last day of the offering period (as defined in the plan) whichever is lower. During the year ended December 31, 1996, 12,736 shares were issued under the plan at a range of $8.29 to $11.05 per share. During the year ended December 31, 1995, 6,600 shares were issued under the plan at $6.91 per share.

    401(k) Retirement Plan -- On January 1, 1993 the Company adopted a 401(k) Retirement Plan (the "401(k) Plan") under Section 401(k) of the Internal Revenue Code. The 401(k) Plan covers substantially all employees who meet minimum age and service requirements. The 401(k) Plan is non-contributory on the part of the Company.

11. INCOME TAXES

    The components of deferred income tax benefit (expense) are as follows (in thousands):

YEAR ENDED DECEMBER 31,                                  1994       1995       1996
-----------------------------------------------------  ---------  ---------  ---------
Income tax benefit:
  Federal............................................  $   2,835  $   3,317  $  15,497
  State..............................................        830      1,082      4,796
                                                       ---------  ---------  ---------
                                                           3,665      4,399     20,293
Change in deferred tax asset valuation allowance.....     (3,665)    (4,399)   (20,293)
                                                       ---------  ---------  ---------
                                                       $      --  $      --  $      --
                                                       ---------  ---------  ---------
                                                       ---------  ---------  ---------

    No federal or state taxes were payable in any years as a result of losses incurred.

    Deferred tax assets consist of the following (in thousands):

DECEMBER 31,                                                                 1995       1996
-------------------------------------------------------------------------  ---------  ---------
Deferred tax assets:
 Purchased research and development......................................  $      --  $  11,882
 Accrued expenses........................................................        282        582
 Depreciation............................................................        107        253
 Operating reserves......................................................        130        176
 Deferred revenue........................................................        700        154
 Tax credit carryforwards................................................      1,021      1,383
 Net operating loss carryforwards........................................      8,347     16,353
 Other...................................................................         93        190
                                                                           ---------  ---------
Gross deferred tax assets................................................     10,680     30,973
Deferred tax asset valuation allowance...................................    (10,680)   (30,973)
                                                                           ---------  ---------
                                                                           $      --  $      --
                                                                           ---------  ---------
                                                                           ---------  ---------

    A reconciliation between the amounts of reported income tax benefit (expense) and the amount determined by applying the U.S. federal statutory rate of 35% to net loss follows (in thousands):

YEAR ENDED DECEMBER 31,                                                        1994           1995          1996
---------------------------------------------------------------------------  ---------  ----------------  ---------
Net loss at statutory rate.................................................  $   2,663     $  3,399         $16,681
 State tax benefit, net of federal tax liability...........................        406          600           2,988
 Federal and state research and development credits........................        405          201             292
 Non-qualified stock options and warrants..................................        339          237              82
 Nondeductible research and development expenses...........................       (123)          --              --
 Other.....................................................................        (25)         (38)            250
                                                                             ---------  ----------------  ---------
                                                                                 3,665        4,399          20,293
Benefit of loss not recognized, increase in valuation allowance............     (3,665)      (4,399)        (20,293)
                                                                             ---------  ----------------  ---------
                                                                             $      --  $      --         $      --
                                                                             ---------  ----------------  ---------
                                                                             ---------  ----------------  ---------

    The Company has provided a full valuation allowance for deferred tax assets since there is no assurance that future tax benefits will be realized. As the Company achieves profitability, these deferred tax assets would be available to offset future income tax liabilities and expense. Of the $30,973,000 valuation allowance at December 31, 1996, $790,000 relating to deductions for non-qualified stock options will be credited to additional paid-in capital upon realization.

    At December 31, 1996, the Company had net operating loss carryforwards for federal and state income tax reporting purposes of approximately $40,000,000. At December 31, 1996, the Company had research and development tax credit carryforwards for federal and state income tax reporting purposes of $965,000 and $418,000, respectively. The federal carryforwards expire between the years 2006 and 2011. The state carryforwards expire between the years 1997 and 2002.

    Ownership changes, as defined in the Internal Revenue Code (the "Code"), have limited the amount of net operating loss and tax credit carryforwards that can be used annually to offset future taxable income or tax liabilities. The annual limitation amount as defined in the Code is approximately $8,600,000 and the net operating loss and tax credit carryforwards subject to this limitation are approximately $20,900,000 and $802,000, respectively. Future changes in ownership could further affect the limitation in future years.

                         NOTES TO FINANCIAL STATEMENTS
12. COMMITMENTS

    Leases --The Company leases its present office and manufacturing space under operating leases which expire on various dates through 2001. These leases contain options to extend the initial lease terms for additional periods of one to five years. In connection with one of the leases, the Company provided a security deposit to a landlord of $514,000 in consideration of tenant renovations made by the landlord. Such deposit is being held in escrow and will be returned to the Company at the rate of $36,750 each six-month period during the lease term. Total rent expense under operating leases was approximately $231,000, $334,000 and $390,000 for the years ended December 31, 1994, 1995 and
1996, respectively.

    Future minimum payments for the operating leases as of December 31, 1996 are as follows (in thousands):

1997.........................................................  $     382
1998.........................................................        341
1999.........................................................        357
2000.........................................................        357
2001.........................................................        357
                                                               ---------
Total minimum lease payments.................................  $   1,794
                                                               ---------
                                                               ---------

    Purchase Commitments -- At December 31, 1996, the Company had outstanding commitments of approximately $5,000,000 for the purchase of additional machinery and equipment, against which advance and milestone payments of approximately $500,000 have been made.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of UroMed Corporation

In our opinion, the accompanying balance sheet and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of UroMed Corporation at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/Price Waterhouse LLP

Price Waterhouse LLP
Boston, Massachusetts
February 17, 1997

28